Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Eupraxia Pharmaceuticals Inc. (the “Company”)

201-2067 Cadboro Bay Rd.

Victoria, British Columbia

Canada, V8R 5G4

Item 2:	Date of Material Change

February 18, 2025

Item 3:	News Release

A news release announcing the material change was issued on February 18, 2025 through Globe Newswire and a copy was subsequently filed on SEDAR+.

Item 4:	Summary of Material Change

On February 18, 2025, the Company announced that it had appointed Alex Rothwell as the Company’s new Chief Financial Officer (“CFO”), effective immediately.

Item 5.1:	Full Description of Material Change

On February 18, 2025, the Company announced that it had appointed Alex Rothwell as the Company’s new CFO, effective immediately.

Bruce Cousins, the Company’s outgoing CFO, is retiring and will remain in a consultant role in the near-term to ensure an orderly transition of the CFO responsibilities.

Item 5.2:	Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact James A. Helliwell, Chief Executive Officer of the Company at 250-590-3968.

Item 9:	Date of Report

February 20, 2025